Exhibit 99.1

Global Mofy Metaverse Limited Accredited for iQIYI’s Leap Project, Enters into Negotiation on Cooperation Agreement to Provide Visual Effect Services

Beijing, CHINA, Nov. 16, 2023 - Global Mofy Metaverse Limited (the “Company” or “Global Mofy Metaverse”) (NASDAQ: GMM), a technology solutions provider engaged in virtual content production, digital marketing, and digital assets development for the metaverse industry, today announced the Company has been accredited for the so-called “Leap Project” of iQIYI INC (“iQIYI”; NASDAQ: IQ), a leading provider of online entertainment video services in China.

Global Mofy Metaverse has been officially selected to join a strategic collaboration with iQIYI through a two-year partnership agreement (the “Agreement”), which establishes the Company as an accredited visual effects supplier within IQIYI’s ecosystem, specifically focusing on delivering virtual technology services. The Company expects to sign a formal collaboration agreement with iQIYI early next month. The terms of the Agreement have been settled.

Pursuant to the Agreement under negotiation, Global Mofy Metaverse will play a pivotal role in iQIYI’s future film and television projects. The collaboration with iQIYI, which is renowned for its high-quality content offerings, presents a significant opportunity for Global Mofy Metaverse to showcase its expertise and expand its market presence. The partnership grants the Company access to iQIYI’s extensive production pipeline, reinforcing its position as a leader in the visual effects industry.

Global Mofy Metaverse has been responsible for delivering exceptional visual effects services for iQIYI’s several highly recognized TV dramas, including for example “New Life Begins (2022)” and “My Heroic Husband (2021),” both among iQIYI’s top 10 most popular streamed dramas. Having collaborated on these high-profile productions, Global Mofy Metaverse, in future collaborations with iQIYI will not only elevate the visual aesthetics of the shows but also enhance the Company’s reputation as a provider of top-tier visual effects solutions.

IQIYI’s recent announcement of a robust content lineup featuring 282 new productions underscores the immense potential for collaboration. This extensive range of projects spanning various genres, such as drama series, variety shows, movies, and entertainment content, presents a wealth of opportunities for Global Mofy Metaverse to contribute its virtual technology services and establish a long-lasting partnership with IQIYI.

The collaboration symbolizes mutual growth and synergy, reflecting the share commitment to excellence and innovation in the entertainment industry. By leveraging complementary strengths, both companies are poised to achieve remarkable success and deliver unparalleled entertainment experiences to global audiences.

Haogang Yang, CEO of the Company commented: “As the collaboration unfolds, iQIYI and Global Mofy Metaverse will continue to explore avenues for cooperation, fostering a dynamic ecosystem that propels the visual effects industry forward. With our combined expertise and dedication to delivering exceptional content, the partnership is set to shape the landscape of the entertainment industry and captivate viewers with immersive visual experiences.”

“This partnership transcends the boundaries of existing projects, extending into the realm of uncharted creative territory. United by a shared vision of pushing the boundaries of cinematic artistry, we believe Global Mofy Metaverse and iQIYI will venture into unexplored frontiers, co-creating an array of breathtaking film and television masterpieces. This dynamic collaboration not only fuels commercial potential and market competitiveness but also propels the Chinese film and television industry into a new era of unparalleled visual splendor.”

About iQIYI, Inc.

iQIYI, Inc. is a leading provider of online entertainment video services in China. It combines creative talent with technology to foster an environment for continuous innovation and the production of blockbuster content. It produces, aggregates, and distributes a wide variety of professionally produced content, as well as a broad spectrum of other video content in a variety of formats. The Company distinguishes itself in the online entertainment industry through its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a daily subscriber base of more than 100 million, and its diversified monetization model includes membership services, online advertising services, content distribution, online games, IP licensing, talent agency, online literature, etc. For more information, please visit: https://ir.iqiyi.com/.

About Global Mofy Metaverse Limited

Headquartered at Beijing, Global Mofy Metaverse Limited is a technology solutions provider engaged in virtual content production, digital marketing, and digital assets development for the metaverse industry. Utilizing its proprietary “Mofy Lab” technology platform which consists of cutting-edge three-dimensional (“3D”) rebuilt technology and artificial intelligence (“AI”) interactive technology, the Company creates 3D high definition virtual version of a wide range of physical world objects such as characters, objects and scenes which can be used in different applications such as movies, TV series, AR/VR, animation, adverting and gaming. Global Mofy Metaverse is one of the leading digital asset banks in China, which consists of more than 7,000 high precision 3D digital assets. With its strong technology platform and industry track record, Global Mofy Metaverse is able to attract high-profile customers and earn repeat business. The Company primarily operates in three lines of business (i) virtual technology service, (ii) digital marketing, and (iii) digital asset development and others. For more information, please visit: www.globalmofy.cn/, ir.globalmofy.cn.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Company

Global Mofy Metverse Ltd.

Investor Relations Department

Email: ir@mof-vfx.com

Investor Relations

WFS Investor Relations Inc.

Janice Wang, Managing Partner

Email: services@wealthfsllc.com

Phone: +86 13811768599

+1 628 283 9214